August 17, 2016

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc. (the “Company”)

Form 40-F for the Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File No. 001-31880

Dear Mr. Parker:

We hereby acknowledge receipt of the comment letter, dated August 3, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “2015 40-F”).  For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response.

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.2
Note 16. Disclosure Controls and Procedures, page 62

1.              Please tell us how you considered your disclosure controls and procedures to be effective at December 31, 2015 despite identifying that you did not maintain effective internal control over financial reporting due to a material weakness in your controls related to income taxes.

Yamana Gold Inc.

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON, Canada M5J 2J3

Tel: (416) 815-0220 Fax: (416) 815-0021  www.yamana.com

Response: The Company acknowledges the Staff’s comment and respectfully notes that, whereas General Instruction B.(6)(c)(3) of Form 40-F (Management’s Annual Report on Internal Control Over Financial Reporting) specifically states that management is not permitted to conclude that the issuer’s internal control over financial reporting is effective if there are one or more material weaknesses in the issuer’s internal control over financial reporting, General Instruction B.6(b) (Disclosure Controls and Procedures) does not include a similar prohibition as to management’s conclusions regarding the effectiveness of the issuer’s disclosure controls and procedures. As a result of the identification of the material weakness, which was disclosed in the 2015 40-F, the effects resulting from the material weakness were addressed through correcting entries and, in turn, fully reflected in the Company’s annual financial statements included in the 2015 40-F.  Had the Company failed to identify the material weakness and to make such correcting entries, then the Company’s disclosure controls and procedures would have proved ineffective. But that was not the case. The material weakness had no effect on any of the Company’s previously filed disclosures, including its financial statements for prior periods, and no restatement of any financial statements or modifications to any of the Company’s filings was required. Accordingly, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015 because they determined that the Company had in place, as of such date, controls and procedures designed to ensure that information required to be disclosed in the reports the Company files with the Commission (namely, the 2015 40-F) was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The Company respectfully submits that this conclusion is supported by the following facts: (1) the Company identified the material weakness in the Company’s internal control over financial reporting during the period, (2) the identification of the material weakness and its effects were communicated to management to allow timely decisions regarding required disclosure, (3) correcting entries related to the material weakness were made and fully reflected in the Company’s financial statements included in the 2015 40-F and (4) the 2015 40-F, disclosing the material weakness and management’s conclusion that the Company’s internal control over financial reporting was not effective as of period end, was filed within the time period specified in Form 40-F.  For these reasons, the Company’s management was able to reasonably conclude that the Company’s disclosure controls and procedures were effective as of December 31, 2015 despite the identification of a material weakness and their conclusion that the Company’s internal control over financial reporting was not effective as of period end.

The Company hereby acknowledges that:

1.              the Company is responsible for the adequacy and accuracy of the disclosure in the 2015 40-F;

2.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2015 40-F; and

3.              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-945-7354.

Very truly yours,

/s/ Charles B. Main
Charles B. Main
Executive Vice President, Finance and
Chief Financial Officer

cc:	Myra Moosariparambil
Securities and Exchange Commission
Sofia Tsakos
Yamana Gold Inc.
Tom Kay
Deloitte LLP
Adam Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP